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                                                        EXHIBIT G
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                            PROPOSED FORM OF NOTICE
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      Yankee Atomic Electric Company (Yankee Atomic), 580 Main Street, Bolton,
Massachusetts, 01740, and electric utility subsidiary of New England Electric System and Northeast Utilities, registered holding companies, has filed an application/declaration with this Commission pursuant to Sections 6, 7, 9, and 10 of the Public Utility Holding Company Act of 1935 and Rules 42(b)(2).

      Yankee Atomic proposed that its short-term borrowing authorization be extended through December 31, 1997, and that it be permitted to borrow money from banks, up to a maximum aggregate amount to be outstanding at any one time of $10,000,000. The proceeds of the proposed borrowings will be used to finance the companies working capital needs relating to accounts receivable.